Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 14, 2022	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Nicholas Nalbantian
Re:	FTAI Finance Holdco Ltd. Registration Statement on Form S-4 Filed August 12, 2022 File No. 333-266851

Dear Mr. Nalbantian,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 submitted by FTAI Finance Holdco Ltd. (a subsidiary of Our Client, the “Company” or “FTAI Finance”), to the Commission on August 12, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

* * * * *

Mr. Nalbantian
Securities and Exchange Commission
September 14, 2022

Registration Statement on Form S-4 submitted August 12, 2022

Q. What are the conditions to completion of the merger?, page 9

1.
Elaborate upon the recapitalization terms with a view to understanding how the ownership structure will change (i.e. explain what ownership interests FTAI and the general partner had prior to the recapitalization) and what impact it will ultimately have on the public common and preferred stockholders of FTAI, given that it appears that the recapitalization will have downstream effects upon the interests ultimately held by the public stockholders. Explain the purpose for the recapitalization.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 10 of Amendment No. 1 to elaborate upon the ownership interests of FTAI and the general partner prior to the recapitalization, the impact that it will have on the public common and preferred stockholders of FTAI and the purpose for the recapitalization.

Questions and Answers About the Special Meeting, page 10

2.
We note your disclosure on page 10 that the Master GP will hold 0.01% of your ordinary shares. Please clarify, if true, here and on page 50 where there is similar disclosure that this 0.01% is of your outstanding ordinary shares and describe what impact, if any, it may have on holders of your ordinary shares.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 10 of Amendment No. 1 to clarify that the Master GP will hold 0.01% of the outstanding ordinary shares.  The Company respectfully advises the Staff that the ordinary shares to be issued to Master GP will not have a material impact on the holders of the Company’s ordinary shares since, among other things, the shares are being issued in exchange for Master GPs existing economic interest at FTAI’s subsidiary, Fortress Worldwide Transportation and Infrastructure General Partnership (the “Partnership”).

U.S. Federal Income Tax Considerations of the Merger, page 14

3.
Given your disclosure that the receipt of Company shares is generally not expected to be a taxable event for U.S. Holders, tell us why you are not providing an opinion of counsel to that effect. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 14 and 15 of Amendment No. 1 and counsel will deliver an opinion with respect to the merger as Exhibit 8.1 to Amendment No. 1.

Mr. Nalbantian
Securities and Exchange Commission
September 14, 2022

Risk Factors

Risks Related to the Merger, page 18

4.
We note in this section your risk factor titled “Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.” Please also include a risk factor addressing that the Cayman Islands is now on the Financial Action Task Force, so called, “grey list” of anti-money laundering jurisdictions as well as the European Commission’s list of anti-money laundering “high-risk third countries.”

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 20 and 21 of Amendment No. 1 with the following:

The Financial Action Task Force has increased monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering/counter-terrorist and proliferation financing practices are under increased monitoring, commonly referred to as the “FATF grey list.” The FATF was established in July 1989 by a Group of Seven (G-7) Summit and is a task force composed of member governments who agree to fund the FATF on temporary basis with specific goals and projects – it is an international policy-making body that sets international anti-money laundering standards and counter-terrorist financing measures. The FATF monitors countries to ensure they implement the FATF Standards fully and effectively, and holds countries to account that do not comply. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its October 2021 plenary, the FATF positively recognized the ongoing efforts of the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite the progress the Cayman Islands is making on satisfying the final outstanding recommendations (being considered as compliant or largely compliant with all of the FATF’s 40 recommendations and having completed 60 out of 63 FATF recommendation actions), it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

EU AML High-Risk Third Countries List

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

5.
We note that you discuss the risks of holding interests in a company that is subject to the Cayman Companies Act, as compared to the DGCL, as well as the changes to related organizational documents. Revise to also discuss the risks of holding interests in a corporation as opposed to a limited liability company or tell us why such disclosure is not necessary.

Response: The Company notes that the disclosure in the section titled “Comparison of Rights of FTAI Shareholders and Company Shareholders” sets out in detail a comparison of the material differences between the rights of FTAI shareholders under the LLC Agreement and Delaware law and the Company shareholders under the Articles, the Cayman Companies Act and the common law of the Cayman Islands, thereby expanding on the referenced risk factor. Furthermore, the Company respectfully informs the Staff that it does not believe that there are any material risks of holding interests in a corporation as opposed to a limited liability company.  The Company also informs the Staff that the LLC Agreement for FTAI was drafted to resemble a Delaware corporation. For example, pursuant to the LLC Agreement, (i) the Board of Directors and officers of FTAI have identical authority and functions as the board of directors and officers of a Delaware corporation, (ii) the duties and obligations owed to the members of FTAI by the officers and directors of FTAI are the same as the duties owed to a corporation stockholders of the corresponding class of a corporation organized under the Delaware General Corporation Law by its officers and directors and (iii) the economic and governance rights are substantially similar to those rights that a common stockholder in a Delaware corporation would have in a Delaware corporation. For these reasons the Company does not believe further disclosure is necessary.

Mr. Nalbantian
Securities and Exchange Commission
September 14, 2022

There are conflicts of interest in our relationship with our Manager, page 34

6.	Elaborate upon your reference to Seacastle Inc., with a view to putting this risk in context.

Response: The Company respectfully advises the Staff that the Company has removed the reference to Seacastle Inc., which has wound down operations and therefore no longer presents the potential for conflicts of interest with the Company.

7.
Clarify whether the Master GP’s compensation arrangements will continue following the merger and whether the terms of such payments have been materially amended. In this regard, we note your disclosure elsewhere that the existing arrangements with Master GP will be terminated, and you will enter into the Services and Profit Sharing Agreement, pursuant to which Fortress will receive incentive payments, however, it’s not clear how the terms of such payments may differ.

Response: The Company respectfully advises the Staff that the existing arrangements were provided for in the partnership agreement for the Partnership and therefore will be terminated in connection with the transaction. Master GP will be entitled to the same incentive allocations pursuant to the Services and Profit Sharing Agreement on substantially similar terms as the existing arrangements following the transaction.  The Company has revised the disclosure on pages 36 and 37 of Amendment No. 1 in response to this comment.

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time, page 40

8.
Elaborate upon your historical dividends here or cross-reference to the disclosure that appears elsewhere in your prospectus. Clarify how the recently completed spin-off is likely to impact such future dividends.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 42 of Amendment No. 1 to note that it expects that the amount of its quarterly dividends will be reduced to give effect to the spin-off, along with the requested cross-reference.

Mr. Nalbantian
Securities and Exchange Commission
September 14, 2022

The Merger Proposal, page 49

9.
We understand that before the merger the issuer is a subsidiary of Fortress Worldwide Transportation and Infrastructure General Partnership and that the merger plan includes a step to convert Fortress Worldwide Transportation and Infrastructure General Partnership into an LLC and then merging it with FTAI Finance Holdco Ltd. Please include additional disclosure in this section on the conversion of Fortress Worldwide Transportation and Infrastructure General Partnership from a partnership into a LLC and how the partnership’s ownership of FTAI Finance Holdco Ltd. shares transfers into the LLC prior to the merger with FTAI Finance Holdco Ltd.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 53 of Amendment No. 1 to include additional disclosure on the conversion of the Partnership into a Delaware limited liability company and how the Partnership’s ownership of FTAI Finance Holdco Ltd. shares transfer into the LLC prior to the merger with FTAI Finance Holdco Ltd.

10.	Revise your organizational charts to depict the percentage ownership on a voting and economic basis, before and after the merger, distinguishing the ownership interests of the public shareholders.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 52 and 53 of Amendment No. 1 to depict the percentage ownership requested.

FTAI’s Board of Directors’ Reasons for Approval of the Merger, page 52

11.
You appear to give conflicting reasons for and against the merger as it relates to the tax consequences. Please revise to elaborate upon these factors, and clarify whether you are referring to tax consequences to you as compared to holders of your securities.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 56 of Amendment No. 1 to clarify these statements.

Interests of FTAI’s Directors and Officers in the Merger, page 53

12.	Quantify the interests that you discuss here, with a view to depicting how the merger will impact any existing or new conflicts of interest.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 56 and 57 of Amendment No. 1 to quantify the interests discussed.  The Company also respectfully advises the Staff that it believes the merger will not have any impact on any new or existing conflicts of interest.

Mr. Nalbantian
Securities and Exchange Commission
September 14, 2022

Executive Compensation

FTAI Nonqualified Stock Option and Incentive Award Plan

Summary of the Plan, page 103

13.
We note your disclosure here that the options and “Tandem Options” issued to management will become fully vested and exercisable upon a “change of control.” If the merger will qualify as a “change of control,” please ensure that the shares provided by these options are clearly disclosed in the Beneficial Ownership section of the registration statement.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 106 of Amendment No. 1 to clarify that the completion of the merger will not be a “change of control” under the Plan.

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of the Company, page 107

14.
We note on this page that the Fortress Worldwide Transportation and Infrastructure General Partnership has a beneficial ownership of 99,378,771 ordinary shares of the Company. However, Fortress Worldwide Transportation and Infrastructure General Partnership, or its successor LLC, are not included in the Post-Merger Security Ownership of Certain Beneficial Owners and Management of the Company table. Please explain or clarify how the 99,378,771 ordinary shares pre-merger are accounted for post-merger.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 109-111 of Amendment No. 1 to clarify the ownership of Partnership pre- and post-merger.

Post-Merger Security Ownership of Certain Beneficial Owners and Management of the  Company, page 107

15.
Explain why the beneficial ownership interest of Fortress Investment Group LLC and certain affiliates does not include shares the Master GP will receive in connection with the Holdco Merger, as indicated in the footnote to the table and, in an appropriate place in your disclosure, depict this ownership interest.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 109-111 of Amendment No. 1 to depict the Master GP’s 0.01% interest in the Partnership and the Company. The beneficial ownership interest of Fortress Investment Group LLC and certain affiliates does not include shares that the Master GP will receive in connection with the Holdco Merger because such shares have not been issued, the amount is de minimis and we do not believe it is a material amount in the context of the Company’s public ownership.

Mr. Nalbantian
Securities and Exchange Commission
September 14, 2022

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael J. Schwartz
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP